Filed by KLA-Tencor Corporation Pursuant to Rule 425

Under the Securities Act of 1933, as amended

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Company: KLA-Tencor Corporation

Commission File No.: 000-09992

The following has been posted to the KLA-Tencor Corporation intranet site.

KT-Lam Integration FAQ

Impact to Employees & Their Benefits

1.	How will the acquisition impact our compensation and benefits?

Answer: Both companies have similar compensation and benefits policies. We don’t yet know many of the answers to specific employee benefits questions; however, we do know that Lam plans to do many, if not all of the things that KT would anticipate doing to keep a motivated and engaged workforce, both through the integration period and after.

2.	Will KT employees keep our tenure?

Answer: Yes, tenure of service at KT will be honored and will apply to those benefits at Lam for which tenure is relevant.

3.	Will our vacation accrual change? And will current accrued vacation days roll through or get cashed out?

Answer: Yes, accrued vacation / PTO balances will be honored by Lam. It has not yet been determined whether all or a portion of accrued PTO will be cashed out or will be rolled over after the closing. Accrual rates for vacation / PTO post-closing will be determined during the integration planning process.

4.	Will there be severance packages for positions eliminated after the close?

Answer: Yes, severance protection under Lam’s severance plans and practices will be provided if positions are eliminated.

5.	Will we receive non-vested cash LTI? What happens to our restricted stock unit awards?

Answer: Lam will honor the vesting of previously granted cash LTI awards as well as restricted stock awards (RSUs) in accordance with the terms of the KT plans under which the LTI and RSU awards were issued. With respect to the RSUs, Lam will substitute unvested Lam RSUs for unvested KT RSUs that are outstanding prior to the closing and will preserve the intrinsic value of the KT awards.

6.	Will ESPP continue even after merger? If yes, will there be new terms and conditions?

Answer: The KT program will not be continued. If the closing of the merger occurs prior to June 30, 2016, we expect that a shortened offering period under the KT ESPP will be implemented. Lam does have an ESPP program.

7.	Do we expect layoffs? If so, how many?

Answer: The basis for this merger is not cost reduction; it is based on creating additional growth opportunities by bringing together the market leaders in process and process control. As such, we believe that very few jobs will be at risk, and that the merger of these two companies has the potential to create greater career growth opportunities for employees in the long run.

8.	What are the most important cultural differences between the two companies?

Answer: The Lam and KT cultures are similar. This was an important element considered by the KT board of directors before it agreed to accept the Lam offer. Cultural compatibility is important for a successful integration and the realization of shareholder value.

9.	What will happen to bonuses under the FY16 Annual Incentive Bonus Plan?

Answer: The terms of the FY16 Annual Incentive Bonus Plan (the “Bonus Plan”) will remain unchanged following the merger. In other words, the merger will not affect eligibility to participate, key performance factors, timing of payment, size of the bonus pool, or the calculation of a participant’s actual bonus under the Bonus Plan.

10.	What happens if the merger closes before the focal process is implemented? What happens if the merger closes after the focal process has been implemented?

Answer: If the merger closes before the focal process at KT has been implemented, the integration team will determine the appropriate timing of implementation to most effectively align it with the Lam focal process.

If the merger looks as if it is likely to close after the timeframe when KT typically implements its annual focal process, KT will implement its FY2017 focal consistent with the parameters of KT’s FY2016 focal. Additionally, if the deal has not closed by the end of FY2016, then KT will implement a 6 month bonus plan that will end at the end of CY2016.

11.	Are we allowed to reach out to Lam employees once the acquisition is approved?

Answer: KT and Lam must operate independently before the closing of the merger, but can continue to work on existing collaborations with Lam in the ordinary course of business until that time.

We should be careful not to give customers, suppliers or other third parties any reason to believe we are operating together until we have finalized the transaction. Consult Legal if you have any questions
(legal.information@kla-tencor.com).

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Lam Research has filed with the SEC a registration statement on Form S-4, which the SEC has not yet declared effective. Before making any voting or investment decision, we urge security holders and investors to read the joint proxy statement/prospectus (including all amendments and supplements thereto) included in the registration statement on Form S-4 and other documents filed with the SEC carefully and in their entirety when they become available, because they contain important information about Lam Research and KLA-Tencor and the proposed merger. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by KLA-Tencor on KLA-Tencor’s Investor Relations website (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, One Technology Drive, Milpitas, California 95035 (for documents filed with the SEC by KLA-Tencor), or by Lam on Lam’s Investor Relations website (investor.lamresearch.com) or by writing to Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401 (for documents filed with the SEC by Lam).

Participants in the Solicitation

KLA-Tencor, Lam, their respective directors, and certain of their respective executive officers, other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from KLA-Tencor and Lam stockholders in connection with the proposed transaction. Information regarding the persons who, under SEC rules, are or may be deemed to be participants in the solicitation of KLA-Tencor and Lam stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about KLA-Tencor’s executive officers and directors in its definitive proxy statement filed with the SEC on September 24, 2015. You can find more detailed information about Lam’s executive officers and directors in its definitive proxy statement filed with the SEC on September 21, 2015. Additional information about KLA-Tencor’s executive officers and directors and Lam’s executive officers and directors are included in the above-referenced registration statement on Form S-4 (including all amendments and supplements thereto).